Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated March 30, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.marketwatch.com on March 25, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

NEW YORK (MarketWatch) -- Now more than ever, people are eager to hang on to every dollar they can, and social-media sites can help you do just that.

My parents, who like many Americans have faced thousands of dollars in medical costs, can now turn to places like PatientsLikeMe.com to save 10% or more on their out-of-pocket expenses.

While it may disappoint stock traders, "buy and hold" is still a viable strategy for mutual-fund investors. Jonathan Burton talks with Kurt Brouwer of MarketWatch's Fundmastery blog about how investors can find their way back into the markets.

"In the past, it was much more difficult to share information on your medical costs, but with the ubiquitous social exchange, you can," said David Williams, chief marketing officer of PatientsLikeMe.

Rob Garcia, senior product director of the peer-to-peer lending exchange Lending Club said: "Social media also provides an outlet for real-time feedback and discussions with other like-minded consumers. Suddenly, you can now harness the power of your social networks and the general population to save, invest, borrow, and manage your budget."

And, finally, these sites often cut out the middle man and bringing efficiency to consumers. At the recent South by Southwest conference, where I moderated the Banking 2.0 panel, many people asked if banks were still needed. They are, yes, for their deep pockets, but these new, nimble players are leveraging those banks' strengths and weaknesses to bring you more direct financial services.

Here are just three ways innovation and social media are helping Americans boost their pocketbooks:

1. Saving on medical bills

Do you find yourself spending hours trying to manage your medical costs or get an answer from some phone agent? At PatientsLikeMe, patients with certain diseases can share how much they're paying out-of-pocket for medications and under which plans. Whether you have multiple sclerosis or fibromyalgia (common among women), you can connect with people in your area to find out how and where they got lower-priced medical care.

"It used to be you could only talk to your co-worker in your job; that's changed," said Williams.

2. Boosting investments, savings

With 28% more Americans saying they are using online banking more than a year ago and new budgeting communities growing like weeds, it's clear we're looking for faster, better answers to our money problems.

Young companies like LendingClub.com are cutting out the middle man -- banks -- to offer consumers the opportunity to lend money directly to others and obtain a higher return. "People who aren't happy with a 2% rate on their CDs can get a much higher rate at Lending Club," Garcia said.

This "peer-to-peer" lending platform allows regular people looking to borrow money -- whether to pay off debt, build a business or buy a home -- to get funding from other Americans. You, the investor, can choose the risk profile of the borrower you want to invest in -- a new experience for most -- and even build an entire portfolio of these investments. One featured woman, Sara, borrowed $15,000 through more than 100 investors after her bank increased the rate on her daughter's credit card.

While the Lending Club platform is still new, it already boasts low default rates of just over 2%.

Meanwhile, if you're looking to reach a savings goal, such as kitchen remodel or a vacation, SmartyPig.com lets you get a little help from your friends and family. You set up the goal and then leverage the power of Facebook and Twitter to get financial support for those goals.

Another way to tap social media: Use sites like Twitter to stay on top of the latest tips and tricks for saving money and improving your overall financial picture. You can follow your favorite financial experts. Twitter is a constant news source for financial adviser Jim Ludwick, who follows some 600 people to stay in the loop.

3. Boosting your credit

I remember asking years ago, when I worked for a bank, why we don't count things like paying your utility bill or rent on time toward your credit score. After all, so many young people may not have a mortgage, but they do have an apartment. Now, your ability to build a credit history is changing -- fast.

CreditKarma.com uses Twitter and other social-media networks to encourage people to share their credit-score experiences. "If you don't talk about it, you don't learn about it, and you don't become a better consumer," said Ken Lin, the company's chief executive.

For those with no credit, like the graduating college student, CreditKarma is teaching traditionally hard-to-reach people how to begin the process of building credit. They then offer tools that show them -- based on real data -- how they can save dollars on big-ticket items. "It may be lowering your auto loan rate by 5 points and saving $150 a month," Lin said. (Note: Consumers should be careful about refinancing too often.)

Like many other money-management sites, including Mint.com, CreditKarma receives a portion of the revenue a company generates through a transaction, but the company says it offers up the best choices and lets the customer decide. CreditKarma and LendingClub may entirely change the way credit is built. After all, if the power of social media continues to grow, these companies could continue to harness information without the dollars spent by old-fashioned financial institutions. And that might end up bringing you even more savings.